UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

August 16, 2007

Item 3.	News Release

The News Release dated August 16, 2007 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through Marketwire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported on the progress of its Dolores 18,000 tonnes per day open-pit gold and silver mine in Chihuahua, Mexico. The Company and its contractors are progressing steadily towards the completion of construction and the transition to owner-operated production later this year.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of August, 2007.

SCHEDULE “A”

MINEFINDERS

CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S R E L E A S E

Minefinders Provides Dolores Project Update -

Mine on Schedule to Produce Gold this Year

August 16, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports on the progress of its Dolores 18,000 tonnes per day open-pit gold and silver mine in Chihuahua, Mexico. The Company and its contractors are progressing steadily towards the completion of construction and the transition to owner-operated production later this year.

Company President, Mark Bailey, commented: “The transition to production at Dolores is one of the most significant developments in our corporate history and we have been as careful and thorough in the construction phase as we were in the exploration phase. In building any new mine of size, it is not possible to predict what unexpected issues will arise, only that some will arise.

“I am pleased to report that we believe that we have successfully identified and addressed all such issues at Dolores and that we remain on track to commence mining in September and to achieve commercial production early in the second quarter of 2008. We are confident that the care that we have taken in all phases of this project to date will avoid unpleasant surprises in the subsequent financial performance of the Dolores mine.”

Recent photos of construction advancement from Dolores can be viewed on the Company’s website: www.minefinders.com.

Highlights

•	Permanent operation camp for 250-300 employees completed.
•	New village construction well advanced and targeted for completion by the end of September.
•

Virtually all mining and process equipment is on site or in Company lay-down yards. Drills, dozers, graders, loaders, and several haulage trucks have been turned over to the operations team, while assembly of the remainder of the fleet continues.

•	The power distribution facilities are under construction. The main generation equipment is on site and installed.
•	The bulk of the outstanding work is in the leach pad and ponds construction, electrical installation, and pad solution delivery systems.

•	Commissioning is targeted for late in the fourth quarter of 2007 with commercial production to be achieved in the second quarter of 2008.
•

Completed independent audit and NI 43-101 report on updated Measured and Indicated resources with increases of 23.1% for gold and 21.3% for silver over the resources used in the Dolores feasibility study.

•	Most of the senior mine management team has been hired.
•	Hiring of mine operations professionals and training of personnel is underway.

Detailed Update

Mining is scheduled to commence early September with initial production now targeted for late in the fourth quarter.

The biggest challenge in the critical path of the construction of the Dolores mine has been the timely completion of earthworks in the mountainous host terrain. Facilities site earthworks are now complete with the last major sites being the truck shop and office building. Earthworks for the phase-one leach pad have taken longer than expected, because of higher volumes of material than those estimated in the feasibility study, the requirement for additional blasting, and slow progress during an unusually wet monsoon season in July. However, a section of the phase-one pad will be available for lining in September and loading in late-October, in conjunction with the commissioning of the crushing plant.

The Company has commissioned much of the new mining equipment, including loaders, dozers, drills, graders, and five haul trucks. All of the remaining equipment has been received at site or at the Company’s lay-down yards and is in assembly.

The Merrill Crowe plant is 83% complete and is expected to be operational in the fourth quarter. Foundation settlement issues that had been identified were evaluated by a team of geotechnical and structural engineers and permanent repairs are underway. The overall project schedule is not expected to be significantly affected by this issue.

The Power Plant is 21% complete with six 1.8-megawatt generators installed. Installation of fuel supply systems, switchgear, and wiring is ongoing with completion targeted for mid-October.

Hiring of mining and processing personnel is a priority now that equipment has been commissioned and is available for use in training. This is a priority and considered a critical path item to reaching full commercial production in the second quarter of 2008.

Of the $132 million in capital expenditures projected by the February 2006 Dolores feasibility study, approximately $111.6 million has been committed as of June 30, 2007. The additional unbudgeted work described above is expected to result in a total project cost in excess of the feasibility estimate; however these additional costs will be funded from existing cash.

Other Activity at Dolores

Exploration continues on the Dolores site with two drills following up on mineralization lying outside the current mine plan. Results from this drilling have been encouraging and will be released over the next several months as they are compiled.

Separately, the Company’s Board of Directors has authorized management to proceed with the completion of a feasibility study for a flotation mill to be added to operations, in accordance with previously-announced down-stream mine development planning.

Quality Control and Assurance

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the contents of this news release.

About Minefinders

Minefinders is a highly-successful precious metals explorer that is currently constructing the 18,000 tonnes per day open pit Dolores gold and silver mine in Chihuahua, Mexico. An updated independent audited resource model for the Dolores project was filed on SEDAR July 27, 2007.

The Company continues with its exploration efforts to expand the gold and silver resources on the Dolores property, for future development. Exploration drilling is also underway to follow up previous drilling success at the Company’s Planchas de Plata and Real Viejo projects in Sonora, Mexico.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement of mining, initial production of gold and silver, and commercial production, at the Company’s Dolores Project, and the funding of cost overruns in respect thereof, and to the size, and potential growth in size, of the Company’s mineral reserves and resources, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date August 16, 2007
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director